

February 20, 2014

Via E-mail
Ms. Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, Vermont 05676

> **Re:** **Green Mountain Coffee Roasters, Inc.**
> **Form 10-K for the Fiscal Year ended September 28, 2013**
> **Filed November 20, 2013**
> **File No. 001-12340**

Dear Ms. Rathke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 28, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

1. We note you sell a variety of portion pack products, such as coffee, tea, hot cocoa, iced beverages, specialty beverages and wellness brewed drinks, and indicate that the increase in portion pack net sales in fiscal 2013 was driven primarily by a 22 percentage point increase in sales volume. Please submit a schedule showing for each of the three years in the period ended September 28, 2013, the volume of units, total revenue, and average price per unit for each of the aforementioned products, as well as any other variety of portion pack products that were factored into your computation.

    Tell us the reasons you have not disclosed the volumes underlying your sales for each of your portion pack products or in the aggregate, nor the extent to which manufacturing capacity has been utilized, as it appears that more comprehensive disclosure may be necessary to comply with Item 303 of Regulation S-K. The guidance in FRC §501.12.b.1 (including footnote 5), emphasizes the importance of disclosing key indicators of financial condition and performance, including non-financial variables such as units or volume produced and sold and manufacturing plant capacity and utilization.

One of the principal objectives of MD&A is to provide context or a frame of reference that allows readers to understand the effects of material changes, events, trends and uncertainties and their relative importance, and information about the quality and potential variability of earnings and cash flows. The guidance in FRC §501.12.b.3 emphasizes the importance of addressing the indicative value of your reported financial information in the course of identifying material events, trends, demands, commitments and uncertainties. For example, in addition to tabulating volumes sold each period, it would be helpful to explain how you have measured and aggregated volumes for the various products within your segments and to address the relationship between input and output measures where necessary to understand any differences in your approach, and the individual and combined operating capacities of your facilities. Please submit the revisions that you propose to address these aspects of your operations.

Financial Statements

Segment Reporting, page 75

2.   Given the variety of products outlined on pages 7 and 8, we would like to understand your application of the guidance in FASB ASC 280-10-50-40. Please tell us why you have not disclosed revenue for each product within the portion pack group, as the variety of your portion pack products appears to represent dissimilarity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief